SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 25th, 2006

FOR IMMEDIATE RELEASE

SILICOM COMPLETES PUBLIC DUTCH AUCTION OF
SHARES & OPTION CERTIFICATES (SERIES 1) IN
ISRAEL

KFAR SAVA, Israel, January 25, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has completed a public Dutch auction in connection with an oversubscribed underwritten offering of Ordinary Shares (“Shares”) and Option Certificates (Series 1) (“Option Certificates”) in Israel.

As such, Silicom will issue a total of 10,000 units at a price of NIS 2771.20 (approximately $600) per unit, with each unit comprising 80 Shares and 40 Option Certificates. Each Option Certificate will be exercisable into one Share until January 31, 2008 at an exercise price of $8.63 per Share. Silicom expects to list the Shares and Option Certificates on the Tel Aviv Stock Exchange during the next few days.

Net proceeds to the Company from the offering are expected to total approximately $6 million at the time of the sale, and any exercise of Option Certificates in the future would contribute additional proceeds to the Company.

Neither the Shares, Option Certificates nor the Shares issuable upon exercise of the Option Certificates have been registered under the U.S. Securities Act of 1933, as amended. They may not be offered or sold to U.S. Persons or in the United States absent registration or an applicable exemption from registration requirements.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

All brands, names, or trademarks mentioned in this document are the property of their respective owners.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:
Silicom Ltd.
Eran Gilad, CFO
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il